Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

AquiPor Technologies, Inc.
1325 W. 1st Avenue, Suite 218
Spokane, WA 99201
https://aquipor.com/

Up to $4,321,823.25 in Common Stock at $2.93
Minimum Target Amount: $7,497.87

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: AquiPor Technologies, Inc.
Address: 1325 W. 1st Avenue, Suite 218, Spokane, WA 99201
State of Incorporation: WA
Date Incorporated: October 21, 2015

Terms:

Equity

Offering Minimum: $7,497.87 | 2,559 shares of Common Stock
Offering Maximum: $4,321,823.25 | 1,475,025 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $2.93
Minimum Investment Amount (per investor): $498.10

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives

Loyalty Bonus | 25% Bonus Shares

As you are a friends and family, a prior investor, you are eligible for additional bonus shares.

Combo (Time+Amount) Perks

Combo Perk 1 | $500+

Invest $500+ within the first two weeks and receive 10% bonus shares.

Combo Perk 2 | $1,000+

Invest $1,000+ within the first two weeks and receive 12% bonus shares.

Combo Perk 3 | $2,500+

Invest $2,500+ within the first two weeks and receive 15% bonus shares.

Combo Perk 4 | $5,000+

Invest $5,000+ within the first two weeks and receive 17% bonus shares.

Combo Perk 5 | $10,000+

Invest $10,000+ within the first two weeks and receive 20% bonus shares.

Mid-Campaign Perks (Flash Perks)

Flash Perk 1

Invest $2,500+ between [day 35 - 40] and receive 15% bonus shares

Flash Perk 2

Invest $2,500+ between [day 60 - 65] and receive 15% bonus shares

Amount-Based Perks

Tier 1 | $750+

Invest $750+ and receive 5% bonus shares.

Tier 2 | $2,500+

Invest $2,500+ and receive 10% bonus shares.

Tier 3 | $5,000+

Invest $5,000+ and receive 12% bonus shares.

Tier 4 | $10,000+

Invest $10,000+ and receive 15% bonus shares.

Tier 5 | $15,000+

Invest $15,000+ and receive 20% bonus shares.

Tier 6 | $25,000+

Invest $25,000+ and receive 25% bonus shares.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Aquipor will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.93/ share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $293. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus, the Loyalty Bonus, and the Audience Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

AquiPor is developing porous concrete technologies and engineering solutions for stormwater management and water infrastructure markets. The Company is developing a licensing business model for certain porous concrete technologies, as well as a specialty engineering, procurement, and construction management model for stormwater, wastewater, and civil utility infrastructure projects in the United States. It holds exclusive technology use rights in the U.S. a for patented, chemically-bonded permeable concrete technology, as well as EPCM use rights for patented distributed utility systems and distributed water systems.

Competitors and Industry

The competitive landscape for AquiPor is set against a backdrop of evolving stormwater management requirements and increasing demand for sustainable construction materials in infrastructure development. Competitive products and technologies for AquiPor's porous concrete include permeable paving products such as pervious asphalt, pervious concrete, interlocking concrete pavers, and cinder-based permeable pavers. These competitor materials are often produced and

offered to the market by large concrete and building materials companies. They utilize different approaches for achieving permeability, and are known for material limitations in terms of strength, durability, and the propensity to clog from dirt, debris, and other particulates found in stormwater runoff.

The total addressable market for AquiPor comes at the intersection of two major sectors: the concrete products market and the stormwater management market. The total addressable market (TAM) for concrete is expected to reach USD 972.04 billion by 2027, growing at a CAGR of 4.7% from 2020 to 2027. Complementing this, the municipal stormwater management market in the U.S. stands at USD 30 billion annually, while the market for permeable pavement is currently valued at USD 18 billion and is projected to reach USD 29.1 billion by 2030, demonstrating a robust CAGR of 6.2% during the forecast period of 2022-2030.

AquiPor is developing its technologies to distinguish itself in these markets by offering a porous concrete product capable of filtering stormwater particulates and pollutants on the surface of the product without clogging, representing a significant advantage over existing solutions. In addition, AquiPor's porous concrete technology utilizes an engineered aggregate material that can be integrated with traditional concrete production processes, and which features an extremely low CO_2 and facilitates high permeability in concrete. In conjunction with its porous concrete technology, AquiPor's proprietary water distribution and multi-utility systems represent new approaches to municipal stormwater infrastructure, setting the company apart from existing companies in the space.

Current Stage and Roadmap

AquiPor has developed a porous concrete technology capable of water infiltration through the material, for uses associated with stormwater management and capture. The technology is unique and different from past versions of commercial permeable concrete and pavement in that it features nanoscale porosity, giving it the ability to filter particulates and sediment without clogging. The Company is currently in the advanced, late stages of R&D and product development of its porous concrete technology. This includes performance testing and standardization of the precast and paver versions of its concrete technology, also while developing a pour-in-place version of the technology (for e.g. light vehicular roadway shoulders, runways, parking lots, etc.).

The Company is in the process of branding its product lines for porous pavers, precast panels, pour-in-place concrete, and subterranean retention blocks, and demonstrating each of these products in proof-of-concept installations. The Company will utilize proceeds of this Offering to optimize product lines, continue research and development for the underlying products, expand production capacity of its products, and support early pilot projects.

The Company is currently working with a key supplier to develop a three phase plan for scaling up material supply of raw materials needed for AquiPor's concrete materials over the next 3 years, while also formalizing plans for manufacturing and production of materials for the Company's first projects. AquiPor is currently developing these plans to support initial project opportunities in the near term, with an eye toward longer term project growth objectives and continually lowering material and manufacturing costs as the company grows.

With proceeds from this Offering, AquiPor plans to increase manufacturing capacity of its products, install pilot projects, achieve third-party standards on its products, and begin commercial sales of its product and service offerings.

The Team

Officers and Directors

Name: Greg Johnson

Greg Johnson's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Executive Officer & Director
  Dates of Service: January, 2016 - Present
  Responsibilities: To direct and evolve our company's market and business development strategy, oversee product R&D, direct fundraising efforts, budget, and allocate capital for Company objectives.

Name: Randy Squires

Randy Squires's current primary role is with Partition Specialties . Randy Squires currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Director
  Dates of Service: August, 2019 - Present

Responsibilities: Support the CEO and provide advisory services for the company, manage resources, and provide business support.

Other business experience in the past three years:

- Employer: Partition Specialties
  Title: President
  Dates of Service: January, 1998 - Present
  Responsibilities: Oversees all operations.

Name: David Martin

David Martin's current primary role is with Retired. David Martin currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Director
  Dates of Service: August, 2019 - Present
  Responsibilities: Support the CEO and provide advisory services for the company, manage resources, and provide business support.

Other business experience in the past three years:

- Employer: Multicare Valley Hospital
  Title: COO
  Dates of Service: January, 2009 - December, 2019
  Responsibilities: Oversaw all operations of Valley Hospital.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will be able to provide the service at a level that allows the Company to make a profit and still attract business. If the Investor has been provided with projections, forecasts and models (the "Projections") of the Company's future performance, the assumptions and estimates underlying the Projections are inherently uncertain and, though they may be considered reasonable by the Company, are subject to significant business, economic, and competitive uncertainties, many of which are beyond the control of the Company. The Projections assume, among other things, that the Company completes the Offering and obtains ($ TBD) in proceeds therefrom. If the Company fails to complete the Offering in full or fails to realize its projected sales in the time frames projected, the Company is unlikely to meet the fiscal performance anticipated in the Projections. In any event, even if the company raises ($ TBD) in the Offering, there can be no assurance that the Projections will be realized. The Company's actual results in the future will vary from the Projections and those variations may be material. The Company does not intend to update the Projections.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through

market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering common stock in the amount of up to $4,321,823.25 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We may need access to credit in order to support our working capital requirements as we grow. It may be difficult to obtain credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share, resulting in dilution.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved or one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Furthermore, due to the market novelty of AquiPor's permeable concrete and stormwater management engineering technologies, estimating future project and product revenues and costs is a difficult process. Future market acceptance of AquiPor's EPCM business model and permeable products, as well as what customers are willing to pay, cannot be adequately estimated at this time. Therefore, our financial and economic models are based only on revenue and cost information that we can support. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

We may never have an operational product or service

It is possible that there may never be an operational product or service for the Company or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Some of our products are still in the prototype phase and might never be operational products
Some of the Company's products and services are currently under development, and its business plan is subject to a high degree of uncertainty. As a result, there can be no assurance that (i) the proposed business will be successful, (ii) a significant market will develop for products and services such as those contemplated by the Company, or (iii) if such market develops, the Company's own products and services will win widespread market acceptance.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the proof-of-concept stage of our venture. Delays or cost overruns in the development of our technologies, and/or failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority shareholder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it could cease operating and your investment could be lost. Even if the Company sells all the common stock in the offering, the Company will likely need to raise more funds in the future to grow. If the Company is unsuccessful raising more capital, the risk of failure is high. Even if the Company does make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves “rolling closings,” which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer’s “offer” to the target’s investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors’ shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect

Our growth projections are based purely on assumptions. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
AquiPor Technologies, Inc. was formed on October 21, 2015 and has been primarily engaged in Research & Development since its inception. Accordingly, the Company has not yet taken its product to market and has limited sales history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises, and additional risks associated with technology development. To date, we have incurred a net loss and have had extremely limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so.

We are an early stage company and have limited revenue and operating history
The Company has a short history, and effectively no revenue. If you are investing in this company, it's because you think that AquiPor's technologies and product concepts are a good idea, that the team will be able to successfully market and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we are not yet profitable and there is no assurance that we will ever be profitable.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company owns licensing rights to patents and patents-pending, certain trade secrets, trademarks, copyrights, and internet domain names. We believe one of the most valuable components of the Company is our array of intellectual properties. Competitors may misappropriate or violate the rights owned by the Company. We intend to continue to protect our intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its licensing rights to sensitive patents and patents pending. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations and it is important to note that unforeseeable costs associated with such practices may be costly.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our technology rights without obtaining a sub-license, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our technology rights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sub-licenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Intellectual property litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our licensing rights outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our patent licensing rights could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sub-licenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our intellectual property rights because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the

future, could harm our business
The Company's success will depend largely upon the performance of its founder and executive officer, GREG JOHNSON. The loss of the services of any of these individuals would have a materially adverse effect on the company. To be successful, the Company requires capable people to run its day to day operations and as the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our products and services into certain markets may be dependent on outside government regulation, such as federal, state, and local regulatory bodies and their laws. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point, the Company may no longer want to sell products and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including providing technology, engineering, manufacturing, construction, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
Even though we are not an internet-based business, we may still be vulnerable to hackers who may access our proprietary data. Any cyber attack on AquiPor Technologies, Inc. could disrupt our business and materially negatively impact our financial condition and business. The Company maintains significant amounts of data electronically. This data relates to all aspects of the Company's business, including current and future products and technologies under development, and also contains certain supplier, partner, and employee data. The Company maintains systems and processes designed to protect this data, but notwithstanding such protective measures, there is a risk of intrusion, cyber-attacks, or tampering that could compromise the integrity and privacy of this data. In addition, the Company provides confidential and proprietary information to third-party business partners and suppliers in certain cases when doing so is necessary to conduct its business. While the Company obtains assurances from those parties through Mutual Nondisclosure Agreements that they will take steps to assure the protections of such data by third parties, those partners and suppliers may also be subject to data intrusions or otherwise compromise the protection of such data. Any compromise of the confidential data of the Company's suppliers, partners, or employees, or failure to prevent or mitigate the loss of or damage to this data through breach of the Company's information technology systems or other means could substantially disrupt the Company's operations, harm its employees, business partners, and suppliers, damage its reputation, violate applicable laws and regulations, subject the Company to potentially significant costs and liabilities, and result in a loss of business

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Reliance on 3rd Party Technology and Engineering Partners, and Sole Inventor
AquiPor's technology and engineering rights are licensed from a sole inventor, Matthew Russell. Our company's success is heavily dependent on the inventions and technological innovations of our inventor. The loss of this individual would affect the Company's ability to innovate and maintain our competitive edge could be impaired. In this event, the Company may face challenges in developing a succession plan for our technological leadership, which could impact long-term innovation and growth.

Licensing Agreements
AquiPor has an exclusive Licensing Agreement with RJSK, L.L.C., a Washington state Limited Liability Company, and an option to license various patented technologies from inventor Matthew Russell. AquiPor's licenses include patents 9,943,791 Unitized formed construction materials and methods for making same (with PCT applications and patents in Australia, Canada, EU, India, Israel, and Mexico), 10,106,463 Mineral-based porous sand and methods for making mineral-based porous sand, 10,486,984 Road surface covering system, and its option to license 11,603,651 Distributed Utility System, 10,865,547 Distributed integrated water management system, and 17/300,773 Porous, Permeable Metal-Cement based Concretes and Methods for Making Same. Per AquiPor's licensing agreement with RJSK, the Company is to pay a running royalty of 10% of net sales for each product sold, or an annual minimum royalty of $25,000. These technologies are

unproven and subject to further proof-of-concept and market validation. AquiPor's option to license additional technologies from Matt Russell may require compensation which includes a combination of cash and equity, which will be negotiated on a best efforts basis, and the long term viability of these technologies cannot be guaranteed.

New Technology Acquisitions
The Company may acquire additional licensing rights to proprietary concrete, civil utility, and water distribution technologies. The long term viability of these new technologies cannot be guaranteed and the terms of these licensing agreements may require compensation which includes a combination of cash and equity, which will be negotiated on a best efforts basis, but could result in shareholder dilution.

New Construction Material Risk
AquiPor's porous concrete products are considered new and novel in the construction industry. The construction industry is generally risk averse to new products and technologies. New products are subject to stringent testing and standardization. AquiPor's products may fall short of the required standards required by the industry, impacting the rate of adoption and adversely affecting the Company.

Reliance on External Material Suppliers and Distributors
AquiPor's products are made from materials and ingredients sourced from various industries. The Company relies on a third party supplier to secure the raw materials needed for its products. Therefore, the Company's capacity to manufacture, and the Company's final product costs, are in large part subject to its supplier's ability to negotiate, secure, and deliver these raw materials for production. Any supply chain or cost disruptions could adversely and materially affect the Company's ability to operate in the future.

Material Supply Availability and Cost Estimates.
The economic success of the Company’s business model largely depends on obtaining adequate material supply, as well as the reduction of costs associated with these materials. There can be no guarantee that the Company can obtain supply contracts capable of meeting the necessary material supply to match future product demand. The Company’s current material cost estimates cannot be guaranteed since these projections are estimates based on expected supply agreements that have not been negotiated.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
KS International, LLC (Greg Johnson, Managing Member - 21% - Membership Interests of JKS International, LLC & Kevin Kunz - 22% - Membership Interests of JKS International, LLC)	5,595,455	Common Stock	29.5 %
Frontier Assets, LLC (Matthew F. Russell - 50% - Membership Interests of Frontier Assets, LLC),	4,500,000	Common Stock	23.7 %

The Company's Securities

The Company has authorized Common Stock, and Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,475,025 of Common Stock.

Common Stock

The amount of security authorized is 90,000,000 with a total of 18,950,225 outstanding.

Voting Rights

One vote per share. Voting rights of securities sold in this offering contain a voting proxy, please see below

Material Rights

Voting Rights of Securities sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Other Material Voting Rights

Shareholder Voting Requirements for Certain Transactions. To be adopted by the shareholders, (1) an amendment of the Articles of Incorporation; (2) a plan of merger or share exchange; (3) a sale, lease, exchange, or other disposition of all, or substantially all, of the Corporation's assets, other than in the usual and regular course of business; or (4) a dissolution of the Corporation, must be approved by each voting group of shareholders entitled to vote thereon by a majority of all the votes entitled to be cast by that voting group.

Stock Options and Stock Warrants

AquiPor has declared an option pool of 1,500,000 shares of common stock for existing and future employees, advisers, and contractors. Of the current pool, 632,500 options have been granted and are fully vested pursuant to the Company's stock option plan. Of the current pool, an additional 411,819 options have been reserved but have yet to be granted.

The Company has also granted 566,000 stock warrants which have also fully vested.

Preferred Stock

The amount of security authorized is 10,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Preferred Stock.

Material Rights

The Preferred Stock may be issued from time to time in one or more series in any manner permitted by law and the provisions of the Articles of Incorporation, as determined from time to time by the Board of Directors.

As of November 2024, the Board has not designed any series or class of preferred stock.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $1,395,400.00
  Number of Securities Sold: 5,088,178
  Use of proceeds: R&D and Product & Market Development
  Date: March 20, 2020
  Offering exemption relied upon: 506(b)

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $1,069,100.91
  Number of Securities Sold: 1,045,938
  Use of proceeds: Operating expenses and R&D.
  Date: September 23, 2020
  Offering exemption relied upon: Regulation CF

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $1,520,125.70
  Number of Securities Sold: 594,991
  Use of proceeds: R&D, Proof of Concept

Date: August 24, 2022
Offering exemption relied upon: Regulation CF

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $1,030,092.61
  Number of Securities Sold: 449,198
  Use of proceeds: R&D, Marketing, Company Employment, Operations, Working Capital< Intellectual Properties
  Date: July 23, 2024
  Offering exemption relied upon: Regulation CF

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 10,997
  Use of proceeds: StartEngine fees
  Date: December 31, 2023
  Offering exemption relied upon: 506(b)

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $25,000.00
  Number of Securities Sold: 12,798
  Use of proceeds: R&D, Marketing, Company Employment, Operations, Working Capital< Intellectual Properties
  Date: March 27, 2025
  Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

For the years ending 2023 and 2024, AquiPor has continued to focus primary operations on the research & development of its porous concrete technology and engineering technologies, as well as coordinating material supply and manufacturing operations for its products. The Company is pre-revenue and there was no cost of sales or gross margins to report in 2023 or 2024.

AquiPor's expenses primarily consist of operating expenses such as compensation and benefits, marketing expenses, fees for professional services, licensing fees, and research and development activities. Operating expenses increased year-over-year in 2024, going from $505,683 in 2023 to $558,905 in 2024. The increase was driven by increased general and administrative costs and increased marketing expenses.

Most operating expenses are associated in some manner with either research and development, technology licensing, or financing acquisition. For fiscal year 2024, net cash used in operating activities was $562,590 compared to $499,269 in 2023.

Historical results and cash flows:

Historical results and cash flows from prior years may be similar in the near future, as R&D and process manufacturing development remains a key component of our business. It can be expected that operating expenses will increase as we go-to-market, make key hires, and increase marketing activities. It can be expected that stock-based compensation may also increase as key hires are made, and we expect cash flows from financing activities to increase in the future.

We anticipate that historical cash flows will not be representative of future cash flows as we begin growing revenues and expanding operations.

For fiscal year 2024, net cash used by operating activities was $562,590 compared to $499,269 in fiscal year 2023. We anticipate net cash used by operating activities to increase as the Company grows.

Our net cash provided by financing activities in 2024 was $620,505 compared to $419,296 in 2023. We anticipate this number to increase in future years as we raise larger amounts of capital to fund growth objectives.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

The Company currently has roughly $123,544 cash on hand, and a revolving line of credit of $25,000 with an outstanding balance of $23,937 at U.S. Bank.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds of this campaign are very important for continuing company operations based on our current burn rate and cash on hand. While there may be additional funding opportunities available to us outside of Regulation Crowdfunding, including private equity, debt, or preferred stock financings in the future, these financing routes may reduce the value of current investors' Common Stock. Interest on debt securities could increase costs and negatively impact operating results, and the terms of preferred stock could be more advantageous to preferred stock investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from institutional or private investors, they may negotiate terms that are more favorable to them than the terms of our current Reg CF, and possibly a lower purchase price per share, resulting in dilution. These additional funding routes are not imminent, and thus the funds of this current Reg CF campaign are very important for continuing company operations and limiting shareholder dilution.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds from this campaign are important to the viability of our company as we move from the Research & Development stage, into the manufacturing process development and proof of concept stage for our products. The funds from this campaign are necessary for us to achieve our next product, market, and corporate development milestones. It is expected that the majority of company funds as we move into the next phase of operations will be from this crowdfunding campaign.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If we raised the minimum amount of our funding goal in our current Reg CF campaign, we would be able to operate for roughly 2.5 months based on our current burn rate of $50k per month and existing cash on hand.

How long will you be able to operate the company if you raise your maximum funding goal?

Based on our growth plan, if we raised the maximum amount in this Reg CF we would be able to operate for approximately 18-20 months, which we estimate would facilitate our beta launch, product-market-fit milestones, revenue growth, and the scaling of operations.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

While there may be additional funding opportunities available to us outside of Regulation Crowdfunding, including private equity, debt, or preferred stock financings, these financing routes are not imminent and they may reduce the value of current investors' Common Stock. Interest on debt securities could increase costs and negatively impact operating results, and the terms of preferred stock could be more advantageous to preferred stock investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from institutional or private investors, they may negotiate terms that are more favorable to them than the terms of our current Reg CF, and possibly a lower purchase price per share, resulting in dilution. These additional funding routes are not imminent, and thus the funds of this current Reg CF campaign are very important for continuing company operations and limiting shareholder dilution.

Indebtedness

- Creditor: Yellow Core, LLC

Amount Owed: $3,200.00
Interest Rate: 3.5%
Maturity Date: December 31, 2026

- Creditor: Petra World, LLC
  Amount Owed: $79,047.00
  Interest Rate: 3.5%
  Maturity Date: October 01, 2025

- Creditor: RJSK, LLC
  Amount Owed: $18,271.00
  Interest Rate: 0.0%
  AquiPor has a licensing agreement in place with RJSK with a fee of $300,000 that was satisfied in full in 2020. Additionally, minimum royalty fee obligations are $25,000 per year. In accordance with the minimum royalty fee obligation, for the year ended December 31, 2024, the Company has $18,271 of outstanding royalty fees owed to RJSK.

Related Party Transactions

- Name of Entity: Yellow Core, LLC
  Names of 20% owners: Matthew F. Russell
  Relationship to Company: Matthew Russell is majority owner of Yellow Core, LLC, owns greater than 10% stock in AquiPor, and is also an inventor and advisor for AquiPor.
  Nature / amount of interest in the transaction: The Company has received some of its financing in the form of a loan from Yellow Core, LLC, a related party, in the amount of $3,200. It is a long-term note with interest payments beginning 12/31/2024, and a loan maturity date of 12/31/2026. The interest rate is set at 3.5% APR.
  Material Terms: Loan amount: $3,200. Interest rate: 3.5%. Maturity date is 12/31/2026 with interest only payments beginning 12/31/2024.

- Name of Entity: Petra World, LLC
  Names of 20% owners: Matthew Russell
  Relationship to Company: Matthew Russell owns greater than 20% of Petra shares, owns greater than 10% of AquiPor's shares, and is also the inventor of AquiPor's licensed technologies.
  Nature / amount of interest in the transaction: Petra World, LLC is a related party ty that of which Matthew Russell, a shareholder in AquiPor, owns the majority of shares. Petra World made five loans to AquiPor in 2018 to support R&D. Efforts of clay-based brick technology. The outstanding principal owed to Petra World, LLC is $79,047.
  Material Terms: Loan amount: $79,047. Interest rate: 3.5%. Maturity date: 12/31/2025.

- Name of Entity: JKS International, LLC
  Names of 20% owners: Greg Johnson and Kevin Kunz
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: JKS International, LLC ("JKS") is a holding company that is a major shareholder of AquiPor. JKS is managed by Greg Johnson, a Director and Officer of AquiPor. Over time, AquiPor has made two loans to JKS, totaling $1,600.
  Material Terms: These loans were set up to accrue interest at 3.5% annually and the loans mature on December 31, 2026.

- Name of Entity: Frontier Assets, LLC
  Names of 20% owners: Matthew Russell
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: AquiPor made a loan to Frontier totaling $7,500 in 2018.
  Material Terms: This loan is set up to accrue interest at 3.5% annually and matures February 20, 2028.

- Name of Entity: RJSK, LLC
  Names of 20% owners: JKS, LLC, Frontier Assets, LLC
  Relationship to Company: Patent Holding Company, Licensor of Technology to AquiPor
  Nature / amount of interest in the transaction: AquiPor has a licensing agreement in place with RJSK, LLC, to license certain technologies in exchange for a running royalty of 10% of net sales for each product sold, or an annual minimum royalty of $25,000.
  Material Terms: The current balance that AquiPor owes RJSK, LLC for the license fee in 2024 is $18,271.32.

- Name of Entity: Yellow Core, LLC
  Names of 20% owners: Matthew Russell
  Relationship to Company: Matthew Russell is majority owner of Yellow Core, LLC, owns greater than 10% stock in

AquiPor, and is also the inventor of AquiPor's technologies.
Nature / amount of interest in the transaction: AquiPor has made various loans to Yellow Core, LLC over time that total $27,813. These loans were set up to accrue interest at 3.5% annually, with interest-only payments to begin in 2024. Prior to the Company's current option agreement with Matthew Russell, Yellow Core and AquiPor had a technology option agreement in place with similar terms to the Company's current agreement with Matthew Russell. Prior to the exercise of this option, Yellow Core rolled out a portion of its technology rights related to the option into a Washington State Corporation, BW-IGC, Inc. (IGC'). This loan has been assumed by BW-IGC.
Material Terms: Loan Amount: $27,813. Interest Rate: 3.5%.

- Name of Entity: Assanka Design, LLC
  Names of 20% owners: AquiPor Technologies, Inc.
  Relationship to Company: Related party to Aquipor Technologies per Note 3 of audited financials.
  Nature / amount of interest in the transaction: In October 2021, AquiPor extended a long-term note to a related party, Assanka Design, LLC, amounting to $30,000. AquiPor and Assanka Design are exploring a potential joint venture and the funds are to be used by Assanka Design for proof-of-concept purposes for municipal, civil utility technologies.
  Material Terms: Loan Amount: $30,000. Interest Rate: 3.5%. Maturity Date: 12/31/2025.

Valuation

Pre-Money Valuation: $55,524,159.25

Valuation Details:

The Company set its valuation internally, without a formal-third party independent evaluation. The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock; (ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (iii) any shares reserved for issuance under a stock plan are issued.

Use of Proceeds

If we raise the Target Offering Amount of $7,497.87 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  94.5%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

If we raise the over allotment amount of $4,321,823.25, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- Marketing
  12.5%
  Project marketing, customer discovery, and marketing of the offering via newsletters, paid ads, and social media.

- Research & Development
  28.0%
  Proceeds will be allocated for ongoing technology development for new product concepts, increasing the production capacity of both engineered aggregates and final products, in-field monitoring and testing of project installations, and independent product testing and standardization to include T.A.P.E. (Technology Assessment Protocol-Ecology), and the National Stormwater Testing and Evaluation for Products and Practices (STEPP).

- Company Employment
  26.0%
  Proceeds will be allocated to cover current headcount and support key hires for specific engineering, sales, and management roles.

- Operations
  8.0%
  Technology and equipment, SG&A expenses, legal, accounting, and human resources. StartEngine Service Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

- Working Capital
  5.0%
  Short-term operating expenses, short-term debt, and day-to-day expenses.
- Intellectual Properties
  15.0%
  Proceeds will be allocated to the development of new intellectual properties, as well as to service and keep in place its existing licenses to USPTO and international patents and patents pending.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://aquipor.com/ (www.aquipor.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/aquipor

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR AquiPor Technologies, Inc.

[See attached]

AQUIPOR

AQUIPOR TECHNOLOGIES, INC
(the "Company")
a Washington Corporation

Financial Statements with Independent Auditor's Report

Years ended December 31, 2024 & 2023

Table of Contents

INDEPENDENT AUDITOR'S REPORT

To: Acquipor Technologies, Inc. Management

Opinion:
We have audited the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2023 and 2024 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the year then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion:
We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the "Auditor''s Responsibilities" section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1. Our opinion is not modified with respect to the matter.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for the twelve months subsequent to the date this audit report is issued.

Auditor's Responsibility:
Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a

guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC
Sunrise, FL
March 19, 2025

ACQUIPOR TECHNOLOGIES, INC

STATEMENT OF FINANCIAL POSITION

	As of December 31,	
	2024	**2023**
ASSETS		
Current Assets:		
Cash - unrestricted	198,023	162,910
Cash - restricted	43,552	25,706
Total Cash	241,576	188,616
Other current assets	435	-
Prepaid Expenses	16,003	10,253
Total Current Assets	258,014	198,869
Non-Current Assets:		
Fixed assets - net	4,460	-
Technology licensing use options payments	282,500	282,500
Due from Related Parties	66,913	67,963
Interest Receivable	12,388	22,225
Total Non-Current Assets	366,261	372,688
TOTAL ASSETS	624,275	571,557
LIABILITIES AND EQUITY		
Current Liabilities:		
Accounts payable and accrued expenses	38,539	47,171
Due to Related Parties - ST	97,318	10,000
Notes Payable	-	4,184
Total Current Liabilities	135,857	61,356
Non-Current Liabilities:		
Due to Related Parties - LT	3,200	82,247
Accrued interest	18,159	15,281
Total Non-Current Liabilities	21,360	97,528
TOTAL LIABILITIES	157,217	158,884
EQUITY		
Common Stock Authorized: 90,000,000 shares at $.001 par value Issued: 17,325,884 shares as of 2024 and 17,028,532 shares as of 2023	17,326	17,029
Preferred Stock Authorized: 10,000,000 shares at $.001 par value Issued: no issued shares as of 2024 and 2023	-	-
Additional paid-in capital:		
APIC - Common Stock	4,926,440	4,235,093
APIC - Stock Warrants	553,686	628,912
Accumulated deficit	(5,030,394)	(4,468,360)
TOTAL EQUITY	467,058	412,673
TOTAL LIABILITIES AND EQUITY	624,275	571,557

See Accompanying Notes to these Financial Statements

ACQUIPOR TECHNOLOGIES, INC

STATEMENT OF OPERATIONS

	Year Ended December 31,	
	2024	**2023**
Operating Expenses		
General and administrative	108,090	72,887
Payroll expense	255,590	265,003
Depreciation expense	496	-
Insurance expense	12,304	12,304
Marketing expense	157,425	130,489
Royalty Expense	25,000	25,000
Escrow management fees	-	-
Total Operating Expenses	**558,905**	**505,683**
Total Loss from Operations	**(558,905)**	**(505,683)**
Other Income / (Expense)		
Interest Income	2,568	2,379
Other Income	4,184	-
Interest expense	(9,881)	(9,691)
Total Other Income / (Expense)	**(3,129)**	**(7,312)**
Net Income (Loss)	**(562,034)**	**(512,995)**
EARNINGS (LOSSES) PER SHARE OUTSTANDING		
Basic and diluted	(0.03)	(0.03)
WEIGHTED-AVG. COMMON SHARES OUTSTANDING		
Basic and diluted	17,186,132	17,028,532

See Accompanying Notes to these Financial Statements

ACQUIPOR TECHNOLOGIES, INC

STATEMENT OF CHANGES IN SHAREHOLDER EQUITY

	Common Stock		Additional	Retained earnings	Total Shareholder's
	# of Shares	$ Amount	paid-in capital	(Deficit)	Equity
Beginning balance at 1/1/23	16,819,542	16,820	4,447,916	(3,955,367)	509,371
Issuance of Common Stock	208,990	209	416,089	-	416,298
Net income (loss)	-	-	-	(512,995)	(512,995)
Ending balance at 12/31/23	17,028,532	17,029	4,864,005	(4,468,362)	412,673
Issuance of Common Stock	297,352	297	691,347	-	691,644
Expiration of Stock Warrant	-	-	(75,226)	-	(75,226)
Net income (loss)	-	-	-	(562,034)	(562,034)
Ending balance at 12/31/24	17,325,884	17,326	5,480,126	(5,030,395)	467,058

See Accompanying Notes to these Financial Statements

ACQUIPOR TECHNOLOGIES, INC

STATEMENT OF CASH FLOWS

	Year Ended December 31,	
	2024	**2023**
OPERATING ACTIVITIES		
Net Income (Loss)	(562,034)	(512,995)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation expense	496	-
Other current assets	(435)	-
Prepaid Expenses	(5,750)	-
Accounts payable and accrued expenses	(8,633)	13,225
Accrued interest	2,879	2,879
Interest Receivable	9,837	(2,378)
Due from Related Parties	1,050	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(557)	13,726
Net Cash provided by (used in) Operating Activities	(562,590)	(499,269)
INVESTING ACTIVITIES	-	-
Fixed assets	(4,955)	-
Net Cash provided by (used in) Investing Activities	(4,955)	-
FINANCING ACTIVITIES		
Due to Related Parties	8,271	3,000
Notes Payable	(4,184)	0
Common Stock Authorized: 90,000,000 shares at $.001 par value Issued: 17,325,884 shares as of 2024 and 17,028,532 shares as of 2023	297	207
Preferred Stock Authorized: 10,000,000 shares at $.001 par value Issued: no issued shares as of 2024 and 2023	-	-
APIC - Common Stock	691,347	416,089
APIC - Stock Warrants	(75,226)	(0)
Net Cash provided by (used in) Financing Activities	620,505	419,296
Cash at the beginning of period	188,616	268,588
Net Cash increase (decrease) for period	52,960	(79,973)
Cash at end of period	241,576	188,616

See Accompanying Notes to these Financial Statements

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Acquipor Technologies, Inc ("the Company") is a corporation organized under the laws of Washington State on October 21, 2015. The Company is currently in a material science technological development, patenting, and feasibility stage of growth. The future principal activities of the Company will consist of licensing various hardscape technologies, including brick, concrete, and permeable hardscape technologies, and providing supporting technical services to licensee customers.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

As of December 31, 2024, the Company has no off-balance sheet concentration of credit risk such as forward exchange contracts, option contracts or other foreign hedging arrangements.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has not commenced principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time.

1. Realization of assets and satisfaction of liabilities: The Company anticipates that it will be able to generate revenue and use it to satisfy its current and future obligations.
2. Losses and working capital: The Company expects to experience losses before it can generate positive working capital. It is uncertain how long this period will last.
3. Financing: Over the next twelve months, the Company plans to finance its operations through a crowdfunding campaign..
4. Dependence on revenues and financing: The Company's ability to continue as a going concern in the next twelve months depends on its ability to generate revenues and/or obtain sufficient financing to meet its obligations and achieve profitable operating results.
5. Management's plans: The Company's management has evaluated the situation and intends to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts.

Considering these factors, there is substantial doubt about the company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2024 and December 31, 2023.

Cash and Cash Equivalents
The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $198,023 and $162,910 in cash and cash equivalents as of December 31, 2024 and December 31, 2023, respectively.

Restricted cash consists of cash owned, but not accessible by the Company as of year-end. Restricted cash as of the years ended December 31, 2024 and 2023 is at $43,552 and $25,706, respectively which are all held by Start Engine as escrow amounts held back Company's crowdfund offering for the years ended December 31, 2023 and 2024.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2024.

A summary of the Company's property and equipment is below.

Property Type	**Useful Life in Years**	**2024**
Equipment	5	4,955
Less Accumulated Depreciation		(496)
Totals		**4,460**

Technology Licensing:

In the year ending December 31, 2021, AquiPor entered into an option agreement with Matthew Russell, , an officer and shareholder of the Company, to negotiate best efforts, with no guarantees, a conditional first right of offer to engineer, procure, and manage construction (EPCM) of a mixed utility approach, owned by Matthew Russell, to certain green infrastructure projects in the United States. Compensation for the U.S. first right of EPCM and brand market is expected to be a combination of cash and equity. The option payments totaled $282,500, and may be deducted from the future exercise price. There were no option payments made to Matthew Russell in the years ending December 31, 2024 and 2023. These payments may be deducted from the

future exercise price but will be forfeited if an option exercise price and terms are not successfully negotiated. These payments have been accrued as a long-term asset and will be expensed in future periods. See **Note 3**.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of professional service fees, engineering expenses, and other operating expenses.

Research and Development

The Company is currently in a material science technological development, patenting, and feasibility stage of growth and is pursuing significant capital financing to fund future endeavors. Consequently, the Company's primary operations consist of assisting related parties in the development and research of various hardscape technologies and patents. Therefore, all operating expenses are associated in some manner with either research and development or financing acquisition.

Earnings (Losses) per Share:

The Company has distributed common stock warrants to two employees. Basic Earnings per Share (EPS) is calculated as the net loss divided by the weighted average of common shares outstanding for the period. As of December 31, 2023 and 2024, Diluted EPS will equal Basic EPS because potentially dilutive shares would be considered anti-dilutive in both periods. An anti- dilutive effect occurs because of the presence of a net loss.

Equity Based Compensation

Stock Warrants: The Company has distributed common stock warrants to two employees, as well as contractors and investors. The Company accounts for stock warrants as either equity instruments, derivative liabilities, or

liabilities in accordance with ASC 480, Distinguishing Liabilities from Equity (ASC 480), depending on the specific terms of the warrant agreement.
Stock warrant activity, weighted average exercise price, and weighted average remaining term for the years ended December 31, 2024 is as follows:

	Shares	Weighted Avg. Exercise Price
Outstanding as of 12/31/23	1,610,319	$0.22
Granted	-	-
Exercised	-	-
Forfeited or expired	(150,000)	-
Outstanding as of 12/31/24	1,460,319	$0.22

Listed below are the relevant information of the stock warrants granted in various dates with their corresponding exercise price, fair market value, vesting period and expiry as of December 31, 2024:

Fiscal Year	Name	Number of Warrants	Particulars	Vesting Period	Exercise Price	Fair Market Value	Expiry
2016	Greg Johnson	345,000	Company officer	1/20/18	$0.22	$0.22	1/20/26
	Kevin Kunz	287,500	Company officer	1/20/18	$0.22	$0.22	1/20/26
2019	Greg Johnson	400,000	Company officer	5/1/19	$0.01	$0.50	5/1/24
	Various individuals	16,000	Investors	12/1/19	$0.50	$0.50	12/1/24
2020	Various individuals	411,819	Non-employee contractors and consultants	3/3/20	$0.50	$0.50	3/3/30

These stock warrants are valued using the Black-Scholes Pricing Model, which utilizes several variables, including the risk-free interest rate of 4% and the exercise price, fair market price, and time to maturity disclosed above, in the attempt to accurately value options. As a result of these calculations, the issued warrants have an aggregate intrinsic value of $553,686, which was entirely expensed as stock compensation ratably over the related vesting periods. All stock warrants have fully vested in prior periods, and no outstanding stock warrants have been exercised as of December 31, 2024.

<u>Income Taxes</u>

The Company is subject to corporate income and state income taxes in the state it does business. The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, it determines deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. The Company recognizes

deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If the Company determines that it would be able to realize its deferred tax assets in the future in excess of their net recorded amount, it would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions are the United States and Washington. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards which approximate its retained earnings as of the date of these financials. A deferred tax asset as a result of NOLs has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

Due To Related Parties:

1. RJSK, LLC and the Company, and Yellow Core and the Company, have agreed to co-develop certain intellectual properties and technologies. The Company made several loans to RJSK and Yellow Core, both of which are related parties, beginning in 2016 to cover patenting and Research and Development expenses as it pertains to applicable technologies to the Company. Both companies agree that these loans may convert to credits to pay for licensing fees in the future. The Company has a licensing agreement in place with RJSK with a fee of $300,000 that was owed and paid in 2020 to RJSK upon successful fundraising of $1,000,000. Additionally, minimum royalty fee obligations are $25,000 per year. In accordance with the minimum royalty fee obligation, for the year ended December 31, 2021, the Company has $18,271 of outstanding royalty fees owed to RJSK.

2. The Company had obtained a loan of $3,200 from Yellow Core, LLC, a related party, with interest payments set to begin accruing on January 1, 2019 at a 3.5% annual rate and a loan payback date of January 1, 2021. Per a loan refinancing agreement, the loan's maturity date is December 31, 2026 with interest-only loan payments beginning December 31, 2024. As of December 31, 2024, the outstanding principal owed to Yellow Core is $3,200. This Company is controlled and managed by Matthew Russell, Officer and significant shareholder of the Company.

3. The Company also obtained various loans from Petra World, LLC, a related party, amounting to $103,250 in 2018 to support its R&D efforts. Petra World is controlled and managed by Matthew Russell, Officer and significant shareholder of the Company by way of Frontier Assets. These loans

were set up to accrue interest at 3.5% annually and each have 7-year terms, maturing in various months in 2025, with interest only payments beginning in 2023. As of December 31, 2024, the outstanding principal owed to Petra World is $79,047.

Due From Related Parties:

4. The Company extended loans to JKS International, LLC, totaling $1,600. These loans were set up to accrue interest at 3.5% annually and the loans mature on December 31, 2024 and 2026. JKS International is a holding company that represents majority shareholders in the Company. JKS International, LLC is managed by Greg Johnson, an officer and shareholder in the Company. As of December 31, 2024, the outstanding principal owed by JKS International, LLC is $1,600.

5. The Company also extended a loan to Frontier Assets, LLC, totaling $7,500 in 2018. This loan is set up to accrue interest at 3.5% annually and matures February 20, 2028. Frontier Assets, LLC is a holding company that represents majority shareholders in the Company. Frontier Assets, LLC is managed by Matthew Rusell, an officer and shareholder in the Company. As of December 31, 2024, the outstanding principal owed by Frontier Assets, LLC is $7,500.

6. The Company made various loans to Yellow Core, LLC over time that total $27,813. These loans were set up to accrue interest at 3.5% annually, with interest-only payments to begin in 2024. Prior to the Company's current option agreement with Matthew Russell, Yellow Core and the Company had a technology option agreement in place with similar terms to the Company's current agreement with Matthew Russell. Prior to the exercise of this option, Yellow Core rolled out a portion of its technology rights related to the option into a Washington State Corporation, BW-IGC, Inc. ('IGC'). This loan has been assumed by BW-IGC. As of December 31, 2024, the outstanding principal owed by BW-IGC, Inc. is $27,813.

7. In October 2021, the Company extended a long-term note to a related party, Assanka Design, LLC, amounting to $30,000. The Company and Assanka Design are exploring a potential joint venture and the funds are to be used by Assanka Design for proof-of-concept purposes for a new technology. Interest is accrued at 3.5% annually and the note matures on December 31, 2025.

Technology Licensing:

1. In the year ending December 31, 2021, AquiPor entered into a technology option agreement with Matthew Russell, officer and shareholder. See **Note 2.**

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

To finance its operations and research and development, the Company has obtained several loans from its related entities. Below summarizes the types of debt instruments, principal amounts, interest rates and maturity dates of these said loans. See **Note 3.**

Debt
Summary:

				For the Year Ended December 31, 2024				For the Year Ended December 2023			
Debt Instrument Name	Principal Amount	Interest Rate	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest
Related party loans	100,518	Various	Various	97,318	3,200	100,518	18,159	10,000	82,247	92,247	15,281
Note payable	4,184	None	2024	-	-	-	-	4,184	-	4,184	-
Total				97,318	3,200	100,518	18,159	14,184	82,247	96,431	15,281

NOTE 6 – EQUITY

Common Stock

The Company has authorized 90,000,000 of common shares with a par value of $0.001 per share. Issued and outstanding common shares as of 2023 are 17,028,532 shares and as of 2024 are 17,325,884 shares.

Common stockholders are entitled to one vote per share held. The Company's common shares possess the rights and privileges commonly extended with this type of equity security.

Preferred Stocks

The preferred stock may be issued from time to time in one or more series in any manner permitted by law. The Company has authorized 10,000,000 of preferred shares with a par value of $0.001. No preferred shares were issued in 2023 and 2024.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through March, 19, 2025, the date these financial statements were available to be issued. No events require recognition or disclosure.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

No Video Present.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital or StartEngine Primary, as identified in the Offering Statement filed on the SEC EDGAR filing system (the "Intermediary"), the issuer is required to pay to Intermediary a fee consisting of a 5.5-14% (five and one-half to fourteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of the Intermediary. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to the Intermediary, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine's platform.

- As compensation for the services provided by StartEngine, investors are also required to pay the Intermediary a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- The Intermediary will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Venture Club members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

FILED

JAN 22 2016

WA SECRETARY OF STATE

ARTICLES OF AMENDMENT

Pursuant to RCW 23B.10.060 of the Washington Business Corporation Act, the undersigned corporation hereby submits the following amendment to the corporation's Articles of Incorporation.

1. The name of the Corporation is: AQUIPOR TECHNOLOGIES, INC.
2. The text of amendment as adopted is as follows:

   Initial Board of Directors to be as follows:

   Greg Johnson
   4118 E 33rd Ave
   Spokane, WA 99223

   Kevin Kunz
   4118 E 33rd Ave
   Spokane, WA 99223

3. If an amendment provides for an exchange, reclassification, or cancellation of issued shares, provisions for implementing the amendment, if not contained in the text of the amendment itself, are as follows: NO CHANGE.
4. The date of adoption of amendment is: January 3, 2016.
5. The amendment was adopted by:

   ( ) The incorporators. Shareholder action was not required.

   (X) The Board of Directors. Shareholder action was not required.

   ( ) Duly approved shareholder action in accordance with the provisions of RCW 23B.10.030 and RCW 23B.10.040.
6. These Articles will be effective upon filing.

Dated: January 3, 2016

By: [signature]
Greg Johnson, President

603552680

ARTICLES OF INCORPORATION
OF
AQUIPOR TECHNOLOGIES, INC.

KNOW ALL MEN BY THESE PRESENTS that GREG JOHNSON, being of the age of eighteen (18) years or more, does hereby form a business corporation under the laws of the State of Washington and does hereby certify and adopt the following Articles of Incorporation:

ARTICLE I
CORPORATE NAME

The name of this Corporation shall be **AQUIPOR TECHNOLOGIES, INC.**

ARTICLE II
TERM OF EXISTENCE

The period of duration of this Corporation shall be perpetual.

ARTICLE III
CORPORATE PURPOSE

This Corporation is organized for the purpose of the transaction of any or all lawful business for which corporations may be incorporated, under the Washington Business Corporations Act, R.C.W. Chapter 23B, or any amended version of that Act or any successor Acts.

ARTICLE IV
CAPITAL STOCK

Section 4.1 The total number of shares of capital stock which this Corporation is authorized to issue is One Hundred Million (100,000,000) shares, such shares consisting of Ninety Million (90,000,000) shares of Common Stock, $0.001 par value per share, and Ten Million (10,000,000) shares of Preferred Stock, $0.001 par value per share. The Common Stock is subject to the rights and preferences of the Preferred Stock as hereinafter set forth.

Section 4.2 The Preferred Stock may be issued from time to time in one or more series in any manner permitted by law and the provisions of these Articles of Incorporation, as

determined from time to time by the Board of Directors and stated in the resolution or resolutions providing for the issuance thereof, prior to the issuance of any shares thereof. The Board of Directors shall have the authority to fix and determine and to amend, subject to the provisions hereof, the designations, preferences, limitations, and relative rights of the shares of any series that is wholly unissued or is to be established. Unless otherwise specifically provided in the resolution establishing any series, the Board of Directors shall further have the authority, after the issuance of shares of a series whose number it has designated, to amend the resolution establishing such series to decrease the number of shares of that series, but not below the number of shares of such series then outstanding. In the event that there are no issued or outstanding shares of a series of Preferred Stock which this Corporation has been authorized to issue, unless otherwise specifically provided in the resolution establishing such series, the Board of Directors, without any further action on the part of the holders of the outstanding shares of any class or series of stock of this Corporation, may amend these Articles of Incorporation to delete all references to such series.

ARTICLE V

DIRECTORS

The number of Directors of this corporation shall be determined in the manner provided by the Bylaws and may be increased or decreased from time to time in the manner provided therein.

Section 5.1 Initial Board of Directors. The initial Board of Directors shall consist of three (3), and shall serve until the first meeting of the Shareholders and until their successors are elected and qualified. Their names and addresses are as follows:

Name	Address
GREG JOHNSON	4118 E. 33RD AVE SPOKANE, WA 99223
JON SLIZZA	4118 E. 33RD AVE SPOKANE, WA 99223
KEVIN KUNZ	4118 E. 33RD AVE SPOKANE, WA 99223

INCORPORATOR

The name and mailing address of the incorporator is as follows:

Name	Address
GREG JOHNSON	4118 E. 33RD AVE SPOKANE, WA 99223

ARTICLE VII

REGISTERED OFFICE AND AGENT

The address of the registered office of the Corporation and the name and address of the registered agent of the Corporation in the State of Washington are as follows:

Name	Address
COREY F. BROCK	111 S. POST ST, STE 2280 SPOKANE, WA 99201

ARTICLE VIII

NO PREEMPTIVE RIGHTS

No preemptive rights shall exist with respect to shares of stock or securities convertible into shares of stock of this corporation.

ARTICLE IX

NO CUMULATIVE VOTING

The right to cumulate votes in the election of Directors shall not exist with respect to shares of stock of this Corporation.

ARTICLE X

TRANSACTIONS WITH DIRECTORS, OFFICERS AND SHAREHOLDERS

The Corporation may enter into contracts and otherwise transact business as vendor, purchaser, or otherwise, with its directors, officers and shareholders and with corporations, associations, firms and entities in which they are or may be or become interested as directors, officers, shareholders, members or otherwise, as freely as though such adverse interests did not exist, even though the vote, action or presence of such director, officer or shareholder may be necessary to obligate the corporation upon such contracts or transactions.

In the absence of knowing fraud, no such contract or transaction shall be avoided and no such director, officer, or shareholder shall be held liable to account to the corporation, by reason of such adverse interests or by reason of any fiduciary relationship to the corporation arising out of such office or stock ownership, for any profit or benefit realized by him or her through any such contract or transaction. In the case of directors and officers of the corporation (but not in the case of shareholders who are not directors or officers), the nature of the interest of such director or officer, though not necessarily the details or extent thereof, shall be disclosed or made known to the Board of Directors of the Corporation at the meeting thereof at which such contract or transaction is authorized or confirmed. A general notice that a director or officer of the Corporation is interested in any corporation, association, firm or entity shall be sufficient disclosure as to such director or officer with respect to all contracts and transactions with that corporation, association, firm or entity.

ARTICLE XI

BYLAWS

Both the shareholders of the Corporation, by a majority vote of qualified shares issued and outstanding, and the Board of Directors, by vote of a majority of the whole Board, shall each have the power to adopt, make, amend, alter or repeal the Bylaws of the Corporation; but any Bylaw adopted by the Board may be amended or repealed by the shareholders.

ARTICLE XII

SHAREHOLDER VOTING REQUIREMENTS FOR CERTAIN TRANSACTIONS

To be adopted by the shareholders, (1) an amendment of the Articles of Incorporation; (2) a plan of merger or share exchange; (3) a sale, lease, exchange, or other dispo

ARTICLE XIII

REVISION OF THE ARTICLES

This Corporation reserves the right to amend, alter, change, or repeal any provision contained in these Articles of Incorporation in any manner now or hereafter prescribed or permitted by law. All rights and powers of the shareholders in this Corporation are granted subject to this reserved power.

ARTICLE XIV

SHAREHOLDERS CONSENT IN LIEU OF MEETING

Any action which could be taken at a meeting of the shareholders may be taken without a meeting or a vote if the action is taken by shareholders holding of record or otherwise entitled to vote in the aggregate not less than the minimum number of votes necessary to authorize or take such action at a meeting at which all shares entitled to vote on the action were present and voted. The taking of action by shareholders without a meeting or vote must be evidenced by one or more written consents describing the action taken, signed by shareholders holding of record or otherwise entitled to vote in the aggregate not less than a minimum number of votes necessary in order to take such action by written consent.

ARTICLE XV

LIMITATION OF DIRECTORS' LIABILITY

To the full extent that the Washington Business Corporation Act, as it exists on the date hereof or may hereafter be amended, permits the limitation or elimination of the liability of Directors, a Director of this Corporation shall not be liable to this Corporation or its shareholders for monetary damages for conduct as a Director. Any amendments to or repeal of this Article XV shall not adversely affect any right or protection of a Director of this Corporation for or with respect to any acts or omissions of such Director occurring prior to such amendment or repeal.

ARTICLE XVI

CONSENT TO SERVE AS REGISTERED AGENT

By signature hereto affixed, COREY F. BROCK hereby consents to serve as registered agent, in the State of Washington, for this Corporation, and understands that as agent for this Corporation, it will be the responsibility of said agent to receive service of process in the name of this Corporation; to forward all mail to this Corporation; and to immediately notify the office of the Secretary of State in the event of the resignation of said agent, or of any change in the registered office address of this Corporation.

IN WITNESS WHEREOF, the incorporator and registered agent hereinabove named has hereunto set his hand in duplicate this 20 day of October, 2015.

"AQUIPOR TECHNOLOGIES, INC."

By:____________________________

Greg Johnson, Incorporator

By:____________________________

Corey F. Brock, Registered Agent

IRS DEPARTMENT OF THE TREASURY
INTERNAL REVENUE SERVICE
CINCINNATI OH 45999-0023

Date of this notice: 10-21-2015

Employer Identification Number:
47-5376877

Form: SS-4

Number of this notice: CP 575 A

AQUIPOR TECHNOLOGIES
4118 E 33RD AVE
SPOKANE, WA 99223

For assistance you may call us at:
1-800-829-4933

IF YOU WRITE, ATTACH THE
STUB AT THE END OF THIS NOTICE.

WE ASSIGNED YOU AN EMPLOYER IDENTIFICATION NUMBER

Thank you for applying for an Employer Identification Number (EIN). We assigned you EIN 47-5376877. This EIN will identify you, your business accounts, tax returns, and documents, even if you have no employees. Please keep this notice in your permanent records.

When filing tax documents, payments, and related correspondence, it is very important that you use your EIN and complete name and address exactly as shown above. Any variation may cause a delay in processing, result in incorrect information in your account, or even cause you to be assigned more than one EIN. If the information is not correct as shown above, please make the correction using the attached tear off stub and return it to us.

Based on the information received from you or your representative, you must file the following form(s) by the date(s) shown.

Form 1120	03/15/2016

If you have questions about the form(s) or the due date(s) shown, you can call us at the phone number or write to us at the address shown at the top of this notice. If you need help in determining your annual accounting period (tax year), see Publication 538, *Accounting Periods and Methods*.

We assigned you a tax classification based on information obtained from you or your representative. It is not a legal determination of your tax classification, and is not binding on the IRS. If you want a legal determination of your tax classification, you may request a private letter ruling from the IRS under the guidelines in Revenue Procedure 2004-1, 2004-1 I.R.B. 1 (or superseding Revenue Procedure for the year at issue). Note: Certain tax classification elections can be requested by filing Form 8832, *Entity Classification Election*. See Form 8832 and its instructions for additional information.

IMPORTANT INFORMATION FOR S CORPORATION ELECTION:

If you intend to elect to file your return as a small business corporation, an election to file a Form 1120-S must be made within certain timeframes and the corporation must meet certain tests. All of this information is included in the instructions for Form 2553, *Election by a Small Business Corporation*.

If you are required to deposit for employment taxes (Forms 941, 943, 940, 944, 945, CT-1, or 1042), excise taxes (Form 720), or income taxes (Form 1120), you will receive a Welcome Package shortly, which includes instructions for making your deposits electronically through the Electronic Federal Tax Payment System (EFTPS). A Personal Identification Number (PIN) for EFTPS will also be sent to you under separate cover. Please activate the PIN once you receive it, even if you have requested the services of a tax professional or representative. For more information about EFTPS, refer to Publication 966, *Electronic Choices to Pay All Your Federal Taxes*. If you need to make a deposit immediately, you will need to make arrangements with your Financial Institution to complete a wire transfer.

The IRS is committed to helping all taxpayers comply with their tax filing obligations. If you need help completing your returns or meeting your tax obligations, Authorized e-file Providers, such as Reporting Agents (payroll service providers) are available to assist you. Visit the IRS Web site at www.irs.gov for a list of companies that offer IRS e-file for business products and services. The list provides addresses, telephone numbers, and links to their Web sites.

To obtain tax forms and publications, including those referenced in this notice, visit our Web site at www.irs.gov. If you do not have access to the Internet, call 1-800-829-3676 (TTY/TDD 1-800-829-4059) or visit your local IRS office.

IMPORTANT REMINDERS:

* Keep a copy of this notice in your permanent records. **This notice is issued only one time and the IRS will not be able to generate a duplicate copy for you.** You may give a copy of this document to anyone asking for proof of your EIN.

* Use this EIN and your name exactly as they appear at the top of this notice on all your federal tax forms.

* Refer to this EIN on your tax-related correspondence and documents.

If you have questions about your EIN, you can call us at the phone number or write to us at the address shown at the top of this notice. If you write, please tear off the stub at the bottom of this notice and send it along with your letter. If you do not need to write us, do not complete and return the stub.

Your name control associated with this EIN is AQUI. You will need to provide this information, along with your EIN, if you file your returns electronically.

Thank you for your cooperation.

(IRS USE ONLY) 575A 10-21-2015 AQUI B 9999999999 SS-4

Keep this part for your records. CP 575 A (Rev. 7-2007)

Return this part with any correspondence so we may identify your account. Please correct any errors in your name or address.

CP 575 A

9999999999

Your Telephone Number ( ) - ____________

Best Time to Call ____________

DATE OF THIS NOTICE: 10-21-2015
EMPLOYER IDENTIFICATION NUMBER: 47-5376877
FORM: SS-4 NOBOD

INTERNAL REVENUE SERVICE
CINCINNATI OH 45999-0023

AQUIPOR TECHNOLOGIES
4118 E 33RD AVE
SPOKANE, WA 99223

Form **SS-4** (Rev. January 2010) Department of the Treasury Internal Revenue Service

Application for Employer Identification Number

(For use by employers, corporations, partnerships, trusts, estates, churches, government agencies, Indian tribal entities, certain individuals, and others.)

► See separate instructions for each line. ► Keep a copy for your records.

OMB No. 1545-0003

EIN 47-5376877

Type or print clearly.

1 Legal name of entity (or individual) for whom the EIN is being requested
AQUIPOR TECHNOLOGIES, INC.

2 Trade name of business (if different from name on line 1)

3 Executor, administrator, trustee, "care of" name

4a Mailing address (room, apt., suite no. and street, or P.O. box)
4118 E. 33RD AVE

5a Street address (if different) (Do not enter a P.O. box.)

4b City, state, and ZIP code (if foreign, see instructions)
SPOKANE, WA 99223

5b City, state, and ZIP code (if foreign, see instructions)

6 County and state where principal business is located
SPOKANE, WA

7a Name of responsible party
GREG JOHNSON

7b SSN, ITIN, or EIN
536-88-2255

8a Is this application for a limited liability company (LLC) (or a foreign equivalent)? ☐ Yes ☑ No

8b If 8a is "Yes," enter the number of LLC members ► 1

8c If 8a is "Yes," was the LLC organized in the United States? ☐ Yes ☐ No

9a **Type of entity** (check only one box). **Caution.** If 8a is "Yes," see the instructions for the correct box to check.

- ☐ Sole proprietor (SSN)
- ☐ Partnership
- ☑ Corporation (enter form number to be filed) ► C-CORP
- ☐ Personal service corporation
- ☐ Church or church-controlled organization
- ☐ Other nonprofit organization (specify) ►
- ☐ Other (specify) ►
- ☐ Estate (SSN of decedent)
- ☐ Plan administrator (TIN)
- ☐ Trust (TIN of grantor)
- ☐ National Guard
- ☐ State/local government
- ☐ Farmers' cooperative
- ☐ Federal government/military
- ☐ REMIC
- ☐ Indian tribal governments/enterprises

Group Exemption Number (GEN) if any ►

9b If a corporation, name the state or foreign country (if applicable) where incorporated — State: WASHINGTON — Foreign country:

10 **Reason for applying** (check only one box)

- ☐ Started new business (specify type) ►
- ☐ Hired employees (Check the box and see line 13.)
- ☐ Compliance with IRS withholding regulations
- ☐ Other (specify) ►
- ☐ Banking purpose (specify purpose) ►
- ☐ Changed type of organization (specify new type) ►
- ☐ Purchased going business
- ☐ Created a trust (specify type) ►
- ☐ Created a pension plan (specify type) ►

11 Date business started or acquired (month, day, year). See instructions.
OCTOBER 2015

12 Closing month of accounting year DECEMBER

13 Highest number of employees expected in the next 12 months (enter -0- if none). If no employees expected, skip line 14.

Agricultural	Household	Other

14 If you expect your employment tax liability to be $1,000 or less in a full calendar year and want to file Form 944 annually instead of Forms 941 quarterly, check here. (Your employment tax liability generally will be $1,000 or less if you expect to pay $4,000 or less in total wages.) If you do not check this box, you must file Form 941 for every quarter. ☐

15 First date wages or annuities were paid (month, day, year). **Note.** If applicant is a withholding agent, enter date income will first be paid to nonresident alien (month, day, year) ►

16 Check one box that best describes the principal activity of your business.
☐ Health care & social assistance ☐ Wholesale-agent/broker
☐ Construction ☐ Rental & leasing ☐ Transportation & warehousing ☐ Accommodation & food service ☐ Wholesale-other ☐ Retail
☐ Real estate ☐ Manufacturing ☐ Finance & insurance ☑ Other (specify) TECHNOLOGY

17 Indicate principal line of merchandise sold, specific construction work done, products produced, or services provided.

18 Has the applicant entity shown on line 1 ever applied for and received an EIN? ☐ Yes ☐ No
If "Yes," write previous EIN here ►

Third Party Designee

Complete this section only if you want to authorize the named individual to receive the entity's EIN and answer questions about the completion of this form.

Designee's name: COREY F. BROCK
Designee's telephone number (include area code): (509) 622-4707
Address and ZIP code: 111 S. POST ST, STE 2280, SPOKANE, WA 99201
Designee's fax number (include area code): (509) 622-4705

Under penalties of perjury, I declare that I have examined this application, and to the best of my knowledge and belief, it is true, correct, and complete.

Name and title (type or print clearly) ► GREG JOHNSON
Applicant's telephone number (include area code): (509) 435-5111
Applicant's fax number (include area code): ( )

Signature ► [signature] Date ► 10/20/15